UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                    to                    .

Commission file number 1-9810.

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Owens & Minor 401(k) Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Owens & Minor, Inc.

9120 Lockwood Blvd.

Mechanicsville, Virginia 23116

OWENS & MINOR

401(k) SAVINGS AND RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

The Compensation and Benefits Committee

Owens & Minor, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richmond, Virginia

June 15, 2012

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Investments at fair value:
Mutual funds	$145,442,899	$145,068,065
Common collective trust funds	33,916,547	30,812,332
Common stock	10,934,873	11,559,957
Cash equivalents	—	264,358

Total investments	190,294,319	187,704,712

Receivables:
Notes receivable from participants	8,301,297	7,730,723
Participant contributions	630,320	612,812
Employer contributions	2,633,388	2,611,102
Dividends and interest	—	1,726
Other	2,855	—

Total receivables	11,567,860	10,956,363

Assets available for benefits at fair value	201,862,179	198,661,075

Liabilities:
Administrative expenses payable	—	2,812

Total liabilities	—	2,812

Net assets available for benefits at fair value	201,862,179	198,658,263

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(837,398)	(250,527)

Net assets available for benefits	$201,024,781	$198,407,736

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010
Additions to assets attributed to:
Investment income:
Net (depreciation) appreciation in fair value of investments	$(7,470,721)	$15,122,601
Interest	766,085	751,139
Dividends	3,658,219	3,300,067

	(3,046,417)	19,173,807

Contributions:
Employer	9,729,408	9,359,137
Participant	15,137,833	15,774,184

	24,867,241	25,133,321

Total additions	21,820,824	44,307,128

Deductions from assets attributed to:
Benefits paid to participants	19,096,381	16,940,700
Administrative expenses	107,398	105,269

Total deductions	19,203,779	17,045,969

Net increase	2,617,045	27,261,159
Net assets available for benefits:
Beginning of year	198,407,736	171,146,577

End of year	$201,024,781	$198,407,736

See accompanying notes to financial statements.

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1) Description of the Plan

The following brief description of the Owens & Minor 401(k) Savings and Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

(a) General

The Plan is a defined contribution plan that is available to substantially all full-time and part-time plus (24+ hours per week) teammates of Owens & Minor, Inc. (the Employer) and certain of its subsidiaries, who have completed one month of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by Fidelity Investments Institutional Operations Company, Inc. (FIIOC), a wholly-owned subsidiary of FMR, LLC.

(b) Contributions

The Plan allows participants to contribute up to 50% of their eligible compensation (up to $16,500 for 2011). Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions (up to $5,500 for 2011). The Employer makes matching contributions of 100% of the first 4% of compensation that a participant contributes to the Plan. Also under the Plan, the Employer contributes 1% of compensation (subject to certain limitations as defined in the plan document) to each participant employed on the last day of the Plan year who has worked at least 1,000 hours during the year. The Employer may also make a profit sharing contribution to the Plan, at the discretion of the Employer’s Board of Directors. The Employer may increase or decrease its matching contributions at its discretion, on a prospective basis.

(c) Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer’s contributions, and an allocation of earnings thereon. Allocations are based on account balances as defined by the Plan. Forfeited balances of terminated participants’ nonvested accounts are used to reduce current year employer contributions. Employer contributions were reduced by $93,449 and $138,197 from forfeited nonvested accounts in 2011 and 2010, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d) Investment Options

Participants in the Plan currently have 25 options available to them with respect to how their participant and employer contributions are invested. Participants can elect to have contributions allocated in 1% increments to the following investments: Owens & Minor, Inc. common stock fund, twenty-three mutual funds, and a common collective trust fund. During 2011, the Plan adjusted its investment offerings to provide participants a wider range of investment options. As part of this change, certain investment options were discontinued, and the participants’ interests in these securities were exchanged for shares of new investment options. Participants who were invested in the Managed Income Portfolio, a common collective trust, were allowed to maintain their interest but were no longer able to make contributions to the fund. Effective June 1, 2012, the Managed Income Portfolio was no longer available under the Plan and all existing balances were transferred to the Wells Fargo Stable Return Fund Class M.

The investment options offered by the Plan provide for a range of investment objectives, including growth, growth and income, and income and capital stability. Investment in the Owens & Minor, Inc. common stock fund is limited to 20% of the employee’s account balance.

(e) Vesting and Withdrawals

Participants are immediately vested in their voluntary contributions and employer matching contributions plus actual earnings thereon. Effective January 2, 2007, unvested Employer 1% contributions and discretionary profit sharing contributions become fully vested after three years of credited service. The Plan allows certain terminated participants to become 100% vested in their accounts.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account or payment in annual installments not to extend past the lives or life expectancies of the participant and spouse as determined in accordance with Internal Revenue Code (IRC) Section 401(a)(9)(A). In the case of hardship, a participant may apply for a distribution as described in the plan document.

(f) Participant Loans

Participants may borrow from their vested interests in the Plan for a minimum of $1,000 and a maximum of 50% of their vested balance or $50,000, whichever is less.

A loan’s term may not exceed five years, or fifteen years if the proceeds are used exclusively to purchase a principal residence. The interest rate charged is the U.S. Prime Rate plus 1%.

(g) Interfund Transfers

Under the provisions of the Plan, a participant may elect to have the value of his or her participant account attributable to a particular investment fund liquidated and transferred to any of the other available investment funds in 1% increments.

(h) Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting. Significant events occurring after the balance sheet date and prior to the issuance of the financial statements are monitored to determine the impacts, if any, of events on the financial statements to be issued.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) New Accounting Pronouncements

In 2011, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) for fair value measurement. This update amends and clarifies certain measurement principles and disclosure requirements for fair value measurement. The Plan will adopt this guidance prospectively when it becomes effective in the first quarter of 2012. The adoption of this guidance is not expected to have an impact on the Plan’s net assets available for benefits.

(d) Investments

The Plan’s investments, including its investments in common collective trust funds which hold fully benefit-responsive investment contracts, are stated at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Quoted market prices are used to value investments in mutual funds, which are publicly traded funds of registered investment companies, and common stock. The fair value of the common collective trust funds are valued at our proportional interest in the net asset value of the fund as determined by using estimated fair value of the underlying assets held in the fund. Net asset value is used as a practical expedient for fair value. Contract value of fully benefit-responsive contracts is equal to principal balance plus accrued interest.

Purchases and sales of common stock are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have a material impact on the accompanying financial statements. Cost of investments sold is determined on the first-in, first-out (FIFO) method. Dividends are recorded on the ex-dividend date.

The Plan’s investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. In addition, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(e) Notes Receivable from Participants

Notes receivable from participants are valued at unpaid principal plus accrued interest. No valuation allowance is maintained for uncollectible loans receivable since, if the participant were to default, the participant’s account would be reduced by the unpaid balance of the loan, and there would be no effect on the plan’s investment returns or any other participant’s account balance.

(f) Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Plan.

(3) Fair Value Measurements

Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. The assumptions used are in accordance with a three-tier hierarchy, defined by GAAP, that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

There were no transfers of Plan investments between Levels 1 and 2 during 2011 or 2010. As of December 31, 2011, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Growth funds	$60,812,152	$—	$—	$60,812,152
Balanced funds	63,367,077	—	—	63,367,077
Fixed income funds	14,209,124	—	—	14,209,124
Value funds	7,054,546			7,054,546

Total mutual funds	145,442,899	—	—	145,442,899
Common collective trust funds	—	33,916,547	—	33,916,547
Common stock	10,934,873	—	—	10,934,873

Total investments	$156,377,772	$33,916,547	$—	$190,294,319

As of December 31, 2010, the Plan’s investments measured at fair value were as follows:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Growth funds	$65,823,229	$—	$—	$65,823,229
Balanced funds	59,979,152	—	—	59,979,152
Fixed income funds	12,323,001	—	—	12,323,001
Value funds	6,942,683			6,942,683

Total mutual funds	145,068,065	—	—	145,068,065
Common collective trust fund	—	30,812,332	—	30,812,332
Common stock	11,559,957	—	—	11,559,957
Cash equivalents	264,358	—	—	264,358

Total investments	$156,892,380	$30,812,332	$—	$187,704,712

(4) Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2010:

	December 31,
Description	2011	2010
Mutual funds:
Fidelity Contrafund	$40,177,201	$41,859,276
PIMCO Total Return II Administration	14,209,125	12,323,001
Fidelity Freedom K 2025	11,410,223	—
Fidelity Freedom K 2020	11,152,333	—
Fidelity Freedom 2025	—	10,951,010
Fidelity Freedom 2020	—	10,550,846
Common collective trust fund:
Fidelity Managed Income Portfolio	32,609,832	30,812,332
Common stock:
Owens & Minor, Inc.	10,934,873	11,559,957

During 2011 and 2010, the Plan’s investments (including investments bought, sold, as well as held during these years) changed in value as follows:

	Year Ended December 31,
	2011	2010
Mutual funds	$(6,872,141)	$14,798,581
Common stock	(602,127)	324,020
Common collective trust fund	3,547	—

Net (depreciation) appreciation in fair value of investments	$(7,470,721)	$15,122,601

(5) Investment in Common Collective Trust Funds

The Plan invests in benefit-responsive common collective trust funds which invest in the Fidelity Managed Income Portfolio (MIP) and the Wells Fargo Stable Value Fund M (WFSV). The MIP may be invested in fixed-income securities, derivative instruments (such as futures contracts and swap agreements) and money market funds, and also enters into wrapper contracts, which are issued by third-parties and are designed to allow the MIP to maintain a constant net asset value. At December 31, 2011, the WFSV has invested all of its assets in Wells Fargo Stable Return Fund G, a collective trust fund which invests in guaranteed investment contracts (GICs), and security backed contracts (synthetic GICs). The MIP and WFSV funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

As described in Note 2, the common collective trusts are fully benefit-responsive investments for which contract value is the relevant measurement attribute. Contract value, as reported to the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.

Certain events limit the ability of the Plan to transact at contract value. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the fund or the administration of the fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow, (5) any communication given to participants by the Plan’s sponsor, fiduciary, Fidelity Management Trust Company or Wells Fargo that is designed to induce or influence participants to avoid investing or to transfer assets, and (6) any transfer of assets from the funds directly to a competing investment option. The Plan Administrator does not believe that the occurrence of any of these events which would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Average yields for the common collective trust funds for 2011 and 2010 were as follows:

	Year Ended December 31,
	2011		2010
	MIP	WFSV	MIP	WFSV
Based on actual earnings	1.39%	1.56%	2.68%	N/A
Based on interest rate credited to participants	1.92%	2.33%	1.44%	N/A

(6) Risks and Uncertainties

The Plan invests in various investment securities. Market values of investments may decline for a number of reasons, including changes in economic and other market factors, changes in interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 25 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Owens & Minor Stock Fund and the Wells Fargo Stable Value Fund M, which invest in a single security.

(7) Federal Income Taxes

In a determination letter dated October 8, 2009, the Internal Revenue Service (IRS) has ruled that the Plan is a qualified trust under Sections 401(a) and 401(k) of the IRC and is exempt from taxation under the provisions of Section 501(a).

Under present federal income tax laws and regulations, participants are not taxed on employer contributions allocated to their accounts, on investment earnings on such contributions, or on investment earnings on their own contributions at the time such contributions and investment earnings are received by the Trustee of the Plan, but they may be subject to tax thereon at such time as they receive actual distributions from the Plan. Under normal circumstances, the Plan will not be taxed on dividend and interest income, any capital gains realized, or any unrealized (depreciation) appreciation on investments.

GAAP requires plan management to recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by applicable taxing authorities. The Employer believes that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no audits for any tax periods in progress.

(8) Related Party Transactions

The Plan invests in Owens & Minor, Inc. common stock. At December 31, 2011 and 2010, the Plan held 393,482 and 392,795 shares of Owens & Minor common stock, with fair values of $10,934,873 or $27.79 per share and $11,559,957 or $29.43 per share, respectively. During 2011 and 2010, the Plan purchased 50,151 and 17,000 shares and sold 49,463 and 35,100 shares, respectively.

Certain plan investments are units of a common collective trust fund and mutual funds managed by Fidelity Investments (Fidelity). As defined by the Plan, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $83,773 and $81,644 for the years ended December 31, 2011 and 2010, respectively.

(9) Reconciliation to Form 5500

Net assets available for benefits in the Form 5500 for the Plan include a reduction in net assets for deemed distributions of certain participant loans. The accompanying financial statements do not include the reduction in net assets for deemed distributions as the participants to which the deemed distributions relate continue to retain their assets within the Plan.

The following reconciles net assets available for benefits and net increase in net assets from the Form 5500 to the Plan’s financial statements:

	December 31,
	2011	2010
Net assets available for benefits per Form 5500	$201,787,378	$198,587,546
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(837,398)	(250,527)
Cumulative deemed distributions	74,801	70,717

Net assets available for benefits per statements of net assets available for benefits	$201,024,781	$198,407,736

	Year Ended December 31,
	2011	2010
Net increase in net assets per Form 5500	$3,199,832	$28,060,659
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(586,871)	(814,240)
Change in the amount of deemed distributions	4,084	14,740

Net increase in net assets per statements of changes in net assets available for benefits	$2,617,045	$27,261,159

Owens & Minor

401(k) SAVINGS AND RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue, borrower, lessor, or similar party	Description of investment, including rate of interest, collateral, par, or maturity value (face amount, number of shares, or units)	Fair Value
*Common stock – Owens & Minor, Inc.	393,482 shares of common stock	$10,934,873

Mutual funds:
*Fidelity	595,571 units of Contrafund	40,177,201
PIMCO	1,346,836 units of Total Return II Administration	14,209,125
*Fidelity	917,220 units of Freedom K 2025	11,410,223
*Fidelity	897,211 units of Freedom K 2020	11,152,333
*Fidelity	731,256 units of Freedom K 2030	9,169,955
Morgan Stanley	254,824 units of Mid Cap Growth	8,388,790
*Fidelity	683,795 units of Freedom K 2015	8,294,430
MFS	319,151 units of International Value R3	7,547,926
*Fidelity	522,288 units of Freedom K 2040	6,565,158
*Fidelity	518,660 units of Freedom K 2035	6,498,814
Spartan	97,636 units of US Equity Index	4,343,809
Victory	123,352 units of Small Company Opportunity I	3,742,498
T. Rowe Price	142,008 units of T. Rowe Price Equity Income	3,274,716
*Fidelity	241,621 units of Freedom K 2010	2,923,612
*Fidelity	202,426 units of Freedom K 2045	2,562,716
*Fidelity	187,488 units of Freedom K 2050	2,371,721
*Fidelity	104,697 units of Freedom K Income	1,183,078
*Fidelity	83,136 units of Freedom K 2000	950,242
Oppenheimer	8,486 units of Developing Markets Y	245,830
*Fidelity	17,363 units of Freedom K 2005	208,012
Prudential	5,221 units of Small Company Z	108,596
*Fidelity	8,715 units of Freedom K 2055	76,782
Perkins	1,850 units of Mid Cap Value I	37,332
Common collective trust funds:
*Fidelity	32,609,832 units of Managed Income Portfolio	32,609,832
Wells Fargo	27,419 units of Stable Value Fund M	1,306,715
*Notes receivable from participants	Notes receivable, interest rates ranging from 4.25% – 10.75% with maturities from 2011 to 2026	8,301,297

		$198,595,616

*	Party-in-interest

Note: All the Plan’s investment choices are participant directed; therefore, cost information has not been presented.

See accompanying report of independent registered public accounting firm.

Form 11-K

Exhibit Index

Exhibit	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens & Minor 401(k) Savings and Retirement Plan

Date June 15, 2012	/S/ ERIKA T. DAVIS
Erika T. Davis
Senior Vice President, Human Resources
Plan Administrator